
13031082

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kimelman & Baird, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue
(No. and Street)

New York (City) NY (State) 10017-5516 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheila Baird (212) 686-0021
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

6301 Owensmouth Avenue (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Sheila Baird, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kimelman & Baird, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Sheila Baird
Signature

Chief Compliance Officer
Title



Notary Public

PATRICIA KIMELMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KI4617649
Qualified In New York County
My Commission Expires October 31, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Dave Banerjee CPA, an Accountancy Corporation

INDEPENDENT AUDITOR'S REPORT

The Members
Kimelman & Baird, LLC
New York, NY

Reports on the Financial Statements

We have audited the accompanying statement of financial condition of Kimelman & Baird, LLC ("Company") as of December 31, 2012 and the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes to the financial statements, pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Independent Accountant's Report

The Members
Kimelman & Baird, LLC
New York, NY

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kimelman & Baird, LLC as of December 31, 2012 and the results of its operations, member's equity and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the Members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Dave Banerjee, CPA
Woodland Hills, California
February 22, 2013

KIMELMAN & BAIRD, LLC
Statement of Financial Condition
December 31, 2012

ASSETS

Current Assets			
Cash and cash equivalents	[Note 2]	$	230,698
Due from brokers - JP Morgan	[Note 2]		103,257
Marketable securities, at fair market value (cost $99,188)	[Note 3]	$	14,994
Commission receivable	[Note 2]		102,387
Other receivables	[Note 8]		262,627
Prepaid expenses			34,510
Total Current Assets		$	748,473
Other Assets			
Security deposit			30,520
Other assets	[Note 9]		43,836
Total Other Assets		$	74,356
Total Assets		$	822,829

LIABILITIES AND MEMBERS' EQUITY

Current Liabilites:		
Accounts payable & accrued expenses	$	31,632
Other current liabilities		87,759
Total Current Liabilities	$	119,391
Long-term Liabilities		
Deferred rent		41,275
Other long term liabilities	$	17,813
Total Long-term Liabilities	$	59,088
Total Liabilities	$	178,479
Members' Equity	$	644,350
Total Liabilities and Members' Equity	$	822,829

The accompanying notes are an integral part of these financial statements

KIMELMAN & BAIRD, LLC

Statement of Income
For the Year Ended December 31, 2012

REVENUE	
Commission	$ 607,257
Investment advisory fees	2,341,140
Other income	2,555
Total revenue	$ 2,950,952
EXPENSES:	
Portfolio management expenses	$ 241,763
Employee compensation	980,080
Members' compensation	192,000
Retirement plan	58,143
Communications	28,758
Rent expense	286,171
Office expense	34,284
Insurance	129,996
Professional fees	86,993
Dues and subscriptions	35,383
Depreciation and amortization	3,680
Auto expense	50,755
Other operating expenses	248,712
Total expenses	$ 2,376,718
NET INCOME BEFORE INCOME TAXES	$ 574,234
Income taxes [Note 4]	34,420
NET INCOME	**$ 539,814**

The accompanying notes are an integral part of these financial statements

KIMELMAN & BAIRD, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2012

		Total Members' Equity
Beginning balance January 1, 2012	$	692,029
Net Income		539,814
Distributions to members	$	(587,493)
Ending balance December 31, 2012	$	644,350

The accompanying notes are an integral part of these financial statements

KIMELMAN & BAIRD, LLC

Statement of Cash Flows
December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	539,814
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation and amortization		3,680
(Increase) decrease in:		
Commission receivable		(102,387)
Other receivables		118,103
Due from brokers		78,357
Prepaid expenses		(10,054)
Other assets		(3,238)
Increase (decrease) in:		
Accounts payable and accrued expenses		10,234
Total adjustments	$	94,695
Net cash provided by operating activities	$	634,509
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to members	$	(587,493)
Net cash used by financing activities	$	(587,493)
Increase in cash	$	47,016
Cash - beginning of year	$	183,682
Cash - end of period	$	230,698
Interest		-

The accompanying notes are an integral part of these financial statements

Kimelman & Baird, LLC
Notes to Financial Statements
December 31, 2012

Note 1: Organization and Nature of Business

Kimelman & Baird, LLC (the "Company") is a Limited Liability Company organized under the Laws of the state of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(ii), which provides an exemption for broker dealers whose customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. Amounts maintained with the bank are insured by the Federal Deposit Insurance Corporation (FDIC). As of December 31, 2012, the Company had the cash balance of $230,698. The Company has, on occasion, exceeded the insured balance during the year.

Due from Broker

The Company maintains a clearing deposit account with J.P. Morgan Clearing Corp. as their clearing broker. As of December 31, 2012 the Company had a net credit balance of $103,257.

Commission Receivable

Management considers all amounts recorded as commission receivables as fully collectible. As such, no allowance is provided. All amounts are due from various entities and financial institutions. Management establishes an allowance for bad debts through a review of several factors including historical collection experience, current aging status, and financial condition of our customers.

Note 2: Summary of Significant Accounting Policies (cont.)

Property and Improvements

Property and improvements are stated at cost, net of accumulated depreciation. Assets are depreciated using the Accelerated and Modified Accelerated Cost recovery System over the estimated useful life of the assets. Application of these methods does not differ materially from generally accepted accounting principle. As of December 31, 2012, the leasehold improvements (net of accumulated depreciation) are stated at $ 5,505 and the remaining assets are fully depreciated and the book value is zero.

Depreciation & amortization expense for December 31, 2012 is $ 3,680.

Revenue Recognition

The Company recognizes revenues from brokerage firm commissions when confirmation of each individual transaction is received from the clearing firm. The Company recognizes commissions due to its salesmen at the end of each month, after receiving confirmation from the clearing firm, the amount due to the Company. Investment advisory fees are realized quarterly and are recognized on a pro-rata basis.

Comprehensive Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2012.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Note 3: Securities Owned

As of the balance sheet date the Company owns securities and is stated in the balance sheet at fair market value of $14,994.

Note 4: Income Taxes

The Company is a Limited Liability Company. Therefore, no provisions for federal or New York State taxes are made by the Company. The Company is a taxable entity in the City of New York. Members of a Limited Liability Company are individually taxed on their pro-rata share of the Company's earnings. The Company is subject to New York City Unincorporated Business Tax. Provision for New York City Unincorporated business tax is approximately $34,420.

Note 5: Profit Sharing Plan – (Keogh)

The Company's Profit sharing plan covers all eligible employees. Contributions to the plan are determined by the company and subject to IRS guidelines. Contributions to the plan amounting to $58,143 for the year 2011 was made during 2012, and reflected in the financial statement as of December 31, 2012.

Note 6: Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012 the Company had net capital and net capital requirements of approximately $270,608 and $5,000 respectively. The Company's net capital ratio was 44.12 % which is less than 15:1.

Note 7: Commitments and Contingencies

The Company leases office space under a lease which expired February 28, 2010. The lease requires the Company to pay real estate tax, utilities and other costs associated with the office space. During the year, the Company negotiated an extension of its lease. The term is from March 1, 2010 to February 28, 2017. Annual lease payments per terms of the lease are:

Year	Amount
2013	$ 277,365
2014	$ 277,365
2015	$ 312,666
2016	$ 312,666
2017	$ 312,666
Total	**$ 1,492,728**

Rent expense is recorded on a straight-line basis over the term of the lease, with the difference to the actual amount paid recorded as deferred rent. Rent expense pursuant to this lease charged to operations for the year ended December 31, 2012 amounted to $286,171

Note 8: Other Receivables - Advances to Members

During the year the members were advanced funds from the Company. As of December 31, 2012 the final profit (loss) had not been determined; total advances received by members not allocated to capital are $262,627.

Note 9: Other Assets - Note Receivable

The Company advanced $23,596 to IGENE Biotechnology, Inc. in a series of demand notes. A member of Kimelman & Baird, LLC is Chairman of the Board of IGENE Biotechnology, Inc.

Note 10: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and
- Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company have a Level 1 assets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Kimelman & Baird, LLC
Notes to Financial Statements
December 31, 2012

Note 10: Fair Value (con't)

Fair values of assets measured at December 31, 2012 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December 31, 2012		
Marketable Securities	$ 14,994.00	$ 14,994.00
Total	$ 14,994.00	$ 14,994.00

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The estimated annual income reported from these investments securities was $312.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2012		
Marketable Securities	$ 14,994.00	$ 14,994.00
Total	$ 14,990.00	$ 14,994.00

Note 11: Subsequent Events

These financial statements were approved by management and available for issuance on February 22, 2013. Subsequent events have been evaluated through this date.

KIMELMAN & BAIRD, LLC

Statement of Net Capital
Schedule I
For the Year Ended December 31, 2012

	Focus 12/31/12	Audit 12/31/12	Change
Members' equity, December 31, 2012	$ 644,350	$ 644,350	$ -
Subtract: Non allowable assets:			
Other receivables	(262,627)	(262,627)	
Security deposits	(30,520)	(30,520)	
Other asset	(80,595)	(80,595)	-
Tentative net capital	$ 270,608	$ 270,608	$ -
Haircuts:	-	-	-
NET CAPITAL	$ 270,608	$ 270,608	$ -
Minimum net capital	(5,000)	(5,000)	-
Excess net capital	$ 265,608	$ 265,608	$ -
Aggregate indebtedness	$ 119,391	$ 119,391	$ -
Ratio of aggregate indebtedness to net capital	44.12%	44.12%	

There was no noted difference between the Audit and Focus report as of December 31, 2012

The accompanying notes are an integral part of these financial statements

KIMELMAN & BAIRD, LLC

December 31, 2012

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements


CERTIFIED PUBLIC
CPA
ACCOUNTANT

Dave Banerjee CPA, an Accountancy Corporation

INDEPENDENT ACCOUNTANT'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

The Members
Kimelman & Baird, LLC
New York, NY

In planning and performing our audit of the financial statements of Kimelman & Baird, LLC for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of such practices and procedures followed by Kimelman & Baird, LLC including test of compliance with such practices and procedures that we considered relevant to objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2) (ii) of Rule 15c3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period. The scope of our engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the information and use of the Members, The Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Dave Banerjee, CPA
Woodland Hills, California
February 22, 2012



Dave Banerjee CPA, an Accountancy Corporation

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION.

Members
Kimelman & Baird, LLC
New York, NY

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by Kimelman & Baird, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Kimelman & Baird, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Kimelman & Baird, LLC's management is responsible for Kimelman & Baird, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2012, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 22, 2013

Member AICPA, PCAOB. 6301 Owensmouth Ave, Woodland Hills, CA 91367. 818.657.0288 www.DaveBanerjee.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

013028 FINRA DEC
KIMELMAN & BAIRD LLC 6*6
100 PARK AVE STE 1101-S2
NEW YORK NY 10017-5516

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SHEILA BAIRD 2126860021

2. A. General Assessment (item 2e from page 2) $ 7,378.91

B. Less payment made with SIPC-6 filed (exclude interest) (3,796.16)

7-30-2012
Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) 3,582.75

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,582.75

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,582.75

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KIMELMAN & BAIRD, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

MEMBER - SHEILA BAIRD
(Title)

Dated the 15 day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,951,565

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____

(2) Net loss from principal transactions in securities in trading accounts. ____

(3) Net loss from principal transactions in commodities in trading accounts. ____

(4) Interest and dividend expense deducted in determining item 2a. ____

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____

(7) Net loss from securities in investment accounts. ____

Total additions ____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ____

(2) Revenues from commodity transactions. ____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ____

(4) Reimbursements for postage in connection with proxy solicitation. ____

(5) Net gain from securities in investment accounts. ____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ ____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____

Enter the greater of line (i) or (ii) ____

Total deductions ____

2d. SIPC Net Operating Revenues $ 2,951,565

2e. General Assessment @ .0025 $ 7,378.91

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